SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 12, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Announces the Appointment of Mr. Avi Zvi as the Company's New CEO

PARTNER COMMUNICATIONS ANNOUNCES THE
APPOINTMENT OF MR. AVI ZVI AS THE COMPANY'S NEW CEO

ROSH HA'AYIN, Israel, May 12, 2021 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces, further to the Company's report dated April 5, 2021, that in accordance with the recommendation of the Company's Nominating Committee, the Company's Board of Directors has approved today the appointment of Mr. Avi Zvi as the new CEO of the Company, effective June 1, 2021.

Ms. Osnat Ronen, the Chairman of the Board of Directors, congratulated Mr. Zvi on his appointment as the Company’s CEO and noted: "Avi is an exceptionally talented manager and we are delighted that he will be leading Partner in its next phase of growth. Mr. Zvi has extensive managerial experience, particularly in the communications sector, and he is the appropriate person to lead the Partner Group towards continued growth and operational excellence. I thank Mr. Isaac Benbenisti for transforming the Company, with great skill, from a mobile company to a leading communications group in all of its fields of operation, and I wish him much continued success in his future endeavors.”

Mr. Avi Zvi noted: “I am thrilled to be joining the Partner family. The communications market is in the process of a revolution in infrastructure and growth opportunities, and is undergoing continuous changes in the manner in which we consume content. I am very much up for the challenge".

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer & VP Fiber-Optics

Dated: May 12, 2021